UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                                 100 F Street, NE
                                             WASHINGTON, D.C. 20549

     DIVISION OF
CORPORATION FINANCE
                                                                       October
16, 2018

  Via Email
  Mr. Bryan McLaren
  Chief Executive Officer
  Zoned Properties, Inc.
  14269 N. 87th Street, #205
  Scottsdale, AZ 85260

                  Re:    Zoned Properties, Inc.
                         Form 10-K for the year ended December 31, 2017 Form 10-K for the year ended December 31, 2016 File No. 000-51640

  Dear Mr. McLaren,

         We have reviewed your correspondence dated March 6, 2018, June 29, 2018, and
  August 16, 2018. Based on your facts and circumstances, we require that you include audited financial statements of your significant related party tenants consistent with Rule
  8-02 of Regulation S-X in your Form 10-K for the year ended December 31, 2018 pursuant to our authority in Note 5 of Rule 8-01 of Regulation S-X since they represent
  material information and are necessary for the protection of investors. If you have any questions regarding this letter, please call me at (202) 551-3782.



                                                               Sincerely,

                                                               /s/ Jessica
Barberich

                                                               Jessica
Barberich
                                                               Associate Chief
Accountant


  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.